April 7, 2009

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Dear Mr. Schwall:

The following is in regards to your letter dated March 31, 2009, relating to the review of each of the Form 10-K for the year ended December 31, 2008 and the Definitive Proxy of Rowan Companies, Inc., filed March 23, 2009 (File 1-05491). We have repeated your comments below and have responded to each.

Form 10-K for the Fiscal Year Ended December 31, 2008

Customers, page 11

1.	Please revise to disclose the material terms of your agreements with Saudi Aramco, which accounted for 15% of your 2008 consolidated revenues. In addition, please file your agreements with this customer, or tell us why these do not need to be filed.

Response to Comment No. 1:

The Company’s ordinary course of business is providing drilling contract services to customers in various markets around the world. The Company currently owns and operates 22 offshore drilling rigs. In 2005, the Company executed four separate contracts with Saudi Aramco; each contract identified a particular one of our rigs that would begin drilling operations for Saudi Aramco.  Those four contracts contained standard drilling contract terms and expire in April 2009.  Since 2005, three more of our offshore rigs have been contracted by Saudi Aramco for work in the Middle East, each under a separate contract, each expiring in 2011.

The contracts with Saudi Aramco do not have meaningfully different terms or conditions than our contracts with other customers around the world.  The material terms of the agreements, namely day rate and contract duration, have been and will continue to be disclosed each month in our fleet status report filed with the SEC on Form 8-K.  In addition, page 19 of our 10-K provides details regarding our drilling rigs and the current customers.  We respectfully take the position that our 10-K disclosure is appropriate as currently written and that the monthly Form 8-K filing is better, more updated information for our stockholders.

Given that these contracts are made in the ordinary course of our business, we do not believe that filing the contracts as exhibits to the 10-K is necessary or appropriate. Since each of these contracts is a separate obligation, pertaining to a single offshore rig, we do not believe that comment B of Regulation S-K Item 6.01(10) applies in that our business is not substantially dependent on any one of the Saudi Aramco contracts.

Risk Factors, page 11

2.	A number of the risk factors included herein have generic and unspecific titles and relate to risks that are standard within the industry or to companies similar to you. Revise the risk factor titles so that they reflect more accurately the specific risks faced by the company. In addition, only include risks that are material to the company and are unique to, or are particularly relevant to, the company. Finally, make sure to draft the text of the risk factors themselves to apply specifically to the company.

Response to Comment No. 2:

We understand the SEC’s position with respect to specificity of risk factors and the necessity to explain to the reader the relevance to the Company of each factor discussed. We agree that there are some risk factors that may seem more “generic” such as those regarding commodity prices and current capital market conditions. It is true, for example, that commodity prices and capital market conditions likely affect many companies, including all in our industry; however, we believe that investors need to be made aware of the cyclicality of our businesses and the drastic effects on our businesses that may result from these general market conditions. In addition, we operate in highly competitive businesses where, in most cases, risks that affect all participants to varying degrees are the most significant risks that we encounter. Therefore, we believe the inclusion of these risk factors is appropriate.

We also believe we have adequately disclosed significant risks to investors that are unique to us, including those related to our fleet expansion program, recent operating losses, repeated hurricane damage and related insurance receivables, liens against key assets and our stockholder rights plan.

We are very mindful, however, of the SEC’s desire to have very specific titles for risk factors such that the reader understands the risk to the Company from the title and then the risk factor further describes those affects. We do not believe that the changes that would result would be substantive or material to the investor. With that in mind, we respectfully request that we be permitted to update our risk factors in accordance with your instruction in connection with our Form 10-Q filing in May 2009 or by Form 8-K, and that we not file an amendment to the Form 10-K.

Definitive Proxy

Compensation Discussion and Analysis, page 15

Comparative Information Utilized by the Committee, page 16

3.	Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your response, we may raise additional comments.

4.	In future filings, please provide the identities of the 22 energy services companies that you use to measure the appropriateness of your compensation program.

Response to Comments No. 3 and 4:

As indicated in the last sentence of the paragraph describing the broader comparator group, “The Committee uses the broader energy group data as a checkpoint, but typically bases its decisions with reference to the peer group.”  It is because the Committee does not rely on the broader group in its analysis that we believed the omission of the list of 22 companies provided better disclosure by focusing stockholders on the actual peer companies used in compensation determinations.  In addition, the companies in the group change from year to year depending on available public and survey data, appropriateness of revenue size for the group relative to Rowan and continued existence of the companies.

Although we would prefer to focus the stockholder on our peer companies as the most relevant comparator group, if the SEC feels strongly that we should include the broader list as well, we would utilize the following language in future filings [to be inserted after the sentence shown above]:

“In [insert appropriate year], the broader energy group included:

•	Ameron International Corp.

•	Baker Hughes Inc.

•	BJ Services Co.

•	Cabot Oil & Gas Corp.

•	Cameron International Corp.

•	Chicago Bridge & Iron Co. N.V.

•	Cimarex Energy Co.

•	El Paso Corp.

•	Equitable Resources Inc.

•	FMC Technologies Inc.

•	Forest Oil Corp.

•	Newfield Exploration Co.

•	Noble Corporation

•	Noble Energy, Inc.

•	Pioneer Natural Resources Co.

•	Plains Exploration & Production Co.

•	Pride International, Inc.

•	Schlumberger Ltd.

•	Southwestern Energy Co.

•	St. Mary Land & Exploration Co.

•	Universal Compression Holdings Inc.

•	W-H Energy Services, Inc.

We hope that our responses adequately address your concerns and thank you for your consideration of this matter. Please contact the undersigned at 713-960-7645 should you need further information.

Sincerely,

/s/ WILLIAM H. WELLS
William H. Wells
Vice President – Finance and Chief Financial Officer

cc:	John Lucas Michael Karney

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